EXHIBIT 99.1

QXO Proposes to Acquire Beacon Roofing Supply for $124.25 Per Share in Cash

Offers Significant and Immediate Value to Beacon Shareholders with a 37% Premium above
Beacon’s Unaffected 90-Day Share Price

GREENWICH, Conn., January 15, 2025 – QXO, Inc. (Nasdaq: QXO) today announced that it has made public a proposal to the Board of Directors of Beacon Roofing Supply, Inc. (Nasdaq: BECN) to acquire all outstanding shares of Beacon for $124.25 per share in cash. The proposal implies a total transaction value of approximately $11 billion and a 37% premium above Beacon’s 90-day unaffected volume-weighted average price of $91.02.

“Our all-cash offer provides compelling value. We believe Beacon shareholders have a right to evaluate our proposal, despite the attempt by Beacon’s Board of Directors to withhold it from them,” said Brad Jacobs, chairman and chief executive officer of QXO.

Morgan Stanley & Co. LLC is acting as financial advisor to QXO, and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal counsel.

QXO sent the following letter to Beacon’s chairman today regarding the proposal:

Attention: Stuart A. Randle, Chairman of the Board

January 15, 2025

Dear Stuart,

I am writing to reiterate our surprise at your continued refusal to substantively engage with us on our offer to acquire Beacon for $124.25 per share in cash, submitted to the company in a letter on November 11, 2024. We presented a full and compelling price that is very close to the highest end of our value range. The Beacon Board of Directors appears to have priorities that do not include capturing a compelling premium and creating significant, immediate value for Beacon shareholders.

Despite your Board’s opposition, QXO today remains committed to acquiring Beacon at $124.25 per share. We know Beacon and have studied it closely. We have retained consultants and financial and legal advisors, secured committed financing, and are prepared to nominate directors to the Beacon Board. We believe your shareholders have the right to evaluate our proposal.

1.	More than Five Months of Anti-Shareholder Actions Designed to Frustrate a Transaction

Since our initial virtual meeting with your CEO in July of last year, Ihsan Essaid, QXO’s Chief Financial Officer, and I have made numerous attempts to engage constructively with Beacon to reach a deal. Our attempts to explore a transaction have been met by delays, cancellations, and unreasonable preconditions, notably a long-term “standstill” that would have prohibited us from offering our proposal directly to your shareholders. And while you told us in early December that you have put the company up for sale by contacting other potential buyers, we have yet to receive a counteroffer from you and are aware of no other interested buyers.

Earlier this month, you finally suggested an in-person meeting, but only after we informed you that we were prepared to approach your shareholders directly. However, this meeting was conditioned on an unusual, onerous standstill structure that would require us to agree to a months-long delay before we could actually present our proposal to your shareholders or even inform them of it. We were surprised that you conditioned a meeting on us agreeing not to tell your shareholders about a proposal to acquire their company.

2.	Our $124.25 Offer is Extremely Compelling and Higher than Beacon’s Shares Have Ever Traded

Our cash-certain proposal of $124.25 represents a very high premium to Beacon’s historical multiple, unaffected trading price, analyst targets and intrinsic value, and is significantly higher than the stock’s current affected price.

Specifically, QXO’s proposal represents a:

•	26% premium to Beacon’s unaffected price of $98.75 per share (as of November 15, 2024, the last trading day prior to the Wall Street Journal report that QXO had made an offer to acquire Beacon);
•	37% premium to Beacon’s 90-day unaffected VWAP of $91.02 per share;
•	17% premium to Beacon’s unaffected all-time high price of $105.84;
•	14% premium to Beacon’s stock price of $108.85 on January 14, 2025, which is affected by the Wall Street Journal report on November 18, 2024;
•	3.0x premium to Beacon’s unaffected three-year historical average next-twelve-months enterprise value to EBITDA multiple of 8.1x.
3.	Deteriorating Operating Environment and Capital Markets Backdrop

As we recently highlighted to you, the attractiveness of our offer has greatly improved for Beacon shareholders since we made our proposal on November 11, 2024, as the operating environment and capital markets have weakened, increasing the risk to Beacon’s plan:

•	Interest rates have increased significantly since late November (e.g., the yield on US ten-year bonds has increased by 61 bps);
•	Peers you include in your proxy are off substantially since November 11, reflecting a consensus of growing uncertainty; the median stock price among your proxy peers is down 10%, and the median building products subset within this group is also down 10%; the S&P 1500 Trading Companies & Distributors Index cited in your proxy is down 11%;
•	Even after the leak, Beacon shares have settled well below our offer price to $108.85 as of January 14, 2025;

Despite the foregoing, QXO has not lowered its offer of $124.25 per share in cash.

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4.	Beacon Has Failed to Optimize Value for Shareholders
•	Beacon has reported a revenue CAGR of 8% from 2019-2023, trailing all of the building products peers from the group cited in your proxy;
•	Consensus forecasts currently expect Beacon to fall short of key elements of your Ambition 2025 plan. Notably, consensus calls for 2025 EBITDA margin of 9.8%, versus your plan’s target of 11%;
•	Beacon’s balance sheet lacks the capacity to pursue transformational M&A;
•	Beacon does not have diversified operations and exposure to high-growth categories that trade at higher multiples;
•	As a result, Beacon’s trading multiple has remained range-bound for the better part of a decade, and its valuation trend has lagged peers. Beacon’s unaffected EV/ NTM EBITDA multiple stood 4.1x below the subset of building products peers in its proxy, a 30% discount. This has widened out from an average 2.8x gap, representing a 23% average discount over the preceding five years.
5.	Strong Proposal

Our proposal contains no financing contingency. We have approximately $5 billion of cash on hand and have secured financing commitments sufficient to pay 100% of the purchase consideration, any required refinancing of Beacon’s debt, and associated transaction fees and expenses. Your advisor, J.P. Morgan, rightly indicated to our bankers that Beacon does not question our ability to finance the acquisition.

As QXO does not currently have operations in roofing, the transaction should not, in our opinion, give rise to any significant antitrust or other regulatory issues.

6.	Ready to Move Quickly

We are prepared to move promptly to negotiate definitive acquisition documentation. Your long history as a public company provides us and your shareholders with the information needed to form a view of intrinsic value. QXO stands ready to bring an acquisition to fruition. We have retained Morgan Stanley as our lead financial advisor; Paul, Weiss as our legal counsel; Innisfree as our proxy solicitor; and Gladstone Place Partners as our strategic communications firm.

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7.	Overview of QXO

As you are well aware, QXO is a public company with a business plan supported by our investors to acquire businesses like Beacon. We have the full support of our Board of Directors to pursue this transaction. Our leadership team has a long track record of building businesses and accelerating growth through investment in technology.

The teams I’ve led have built five multibillion-dollar, publicly traded companies prior to QXO, including XPO, Inc. (NYSE: XPO), one of the largest providers of less-than-truckload services in North America; GXO Logistics, Inc. (NYSE: GXO), the largest pure-play contract logistics provider in the world; RXO, Inc. (NYSE: RXO), a leading tech-enabled freight brokerage platform; United Rentals, Inc. (NYSE: URI), the world’s largest equipment rental company; and United Waste Systems, Inc., the fifth largest waste management company in the U.S. at the time of its sale. Each of these companies has a history of retaining and attracting world-class talent, establishing advantages through technology, and building scale through accretive M&A and organic growth.

Our team is highly experienced, with a track record of creating shareholder value and deep expertise in operations, technology and M&A. Please refer to our website for the biographies of our senior management team (https://www.qxo.com/team).

8.	Conclusion

QXO has proposed to acquire Beacon for $124.25 in cash per share, a compelling price for your shareholders that delivers a significant, immediate premium. QXO has the necessary financial resources, transaction experience and institutional knowledge to consummate the proposed transaction expeditiously and with a high level of certainty upon reaching a definitive agreement. We are available to meet at short notice to get a deal done. If that does not happen, we intend to let your shareholders decide whether they want our compelling offer.

On behalf of QXO, thank you for your consideration.

Sincerely,

Brad Jacobs

Chief Executive Officer

cc:	Ihsan Essaid, Chief Financial Officer, QXO

Julian Francis, CEO, Beacon

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About QXO

QXO provides technology solutions, primarily to clients in the manufacturing, distribution and service sectors. The company provides consulting and professional services, including specialized programming, training and technical support, and develops proprietary software. As a value-added reseller of business application software, QXO offers solutions for accounting, financial reporting, enterprise resource planning, warehouse management systems, customer relationship management, business intelligence and other applications. QXO plans to become a tech-forward leader in the $800 billion building products distribution industry. The company is targeting tens of billions of dollars of annual revenue in the next decade through accretive acquisitions and organic growth. Visit QXO.com for more information.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains forward-looking statements. Statements that are not historical facts, including statements about beliefs, expectations, targets and goals are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. In some cases, readers can identify forward-looking statements by the use of forward-looking terms such as “may,” “will,” “should,” “expect,” “opportunity,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “goal,” or “continue,” or the negative of these terms or other comparable terms. Forward-looking statements involve inherent risks and uncertainties and readers are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statements. QXO, Inc. (“QXO”) cautions that forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. Forward-looking statements herein speak only as of the date each statement is made. Neither QXO nor any participant in the proxy solicitation undertakes any obligation to update any of these statements in light of new information or future events, except to the extent required by applicable law.

Certain Information Concerning the Participants

QXO and the other participants intend to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies for, among other matters, the election of its slate of director nominees at the 2025 annual meeting of stockholders of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”).

The participants in the proxy solicitation are anticipated to be QXO, Brad Jacobs, Ihsan Essaid, Matt Fassler, Mark Manduca and the individuals nominated by QXO (the “QXO Nominees”), however, the QXO Nominees have not been determined as of the date of this communication. As of the issuance of this communication, none of the participants that have been identified beneficially own any shares of Beacon common stock. Additional information regarding the direct or indirect interests, by security holdings or otherwise, of such participants will be included in one or more proxy statements or other documents filed with the SEC if and when they become available.

Important Information And Where To Find It

QXO strongly advises all stockholders of Beacon to read the preliminary proxy statement, any amendments or supplements to such proxy statement, and other proxy materials filed by QXO with the SEC as they become available because they will contain important information. Such proxy materials will be available at no charge on the SEC’s website at www.sec.gov. In addition, the participants in this proxy solicitation will provide copies of the proxy statement, and other relevant documents, without charge, when available, upon request. Requests for copies should be directed to the participants’ proxy solicitor.

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Media Contacts

Joe Checkler

joe.checkler@qxo.com

203-609-9650

Steve Lipin/Lauren Odell

Gladstone Place Partners

212-230-5930

Investor Contacts

Mark Manduca

mark.manduca@qxo.com

203-321-3889

Scott Winter / Jonathan Salzberger

Innisfree M&A Incorporated

212-750-5833

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